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                            October 26, 2023

       Suqin Li
       Chief Executive Officer
       Majestic Ideal Holdings Ltd
       22/F, China United Plaza
       1002-1008, Tai Nan West Street
       Cheung Sha Wan, Kowloon, Hong Kong

                                                        Re: Majestic Ideal
Holdings Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed October 20,
2023
                                                            File No. 333-271502

       Dear Suqin Li:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed October 20, 2023

       General

   1. We note your response to prior comment 1 and we reissue the comment. Please amend to provide the information
summarized and requested in the prior comment.

       Dilution, page 44

   2.                                                   Your revised
disclosures in response to prior comment 2 indicate that your intangible assets include deferred
IPO costs, right-of-use assets and deferred tax assets and are therefore excluded from
net tangible book value. It appears as though your net tangible book value as currently
presented does not exclude your right-of-use assets of RMB
                                                        712,011. Please revise.
 Suqin Li
Majestic Ideal Holdings Ltd
October 26, 2023
Page 2
3. In a related matter, your current presentation lists your net tangible book value in USD with the $, however, your calculated value is actually from your March 31, 2023 balance sheet in RMB. In addition, your net tangible book value per share is presented according to the USD figures. Please revise to present your net tangible book value in U.S. Dollars to align with your net tangible book value per share.
Compensation of Directors and Executive Officers, page 93

4. Please update the disclosure in this section to include compensation information for the most recently completed fiscal year.
Financial Statements, page F-1

5. We note this registration statement is your initial public offering. In this regard, your audited financial statements must be no more than 12 months old at the time of filing and upon the effectiveness of the registration statement unless you are able to represent the you are not required to comply with the 12 month requirement in any other jurisdiction outside the United States and that complying with the 12 month requirement is impracticable or involves undue hardship in which case the last year of audited financial statements may not be older than 15 months at the time of offering. If applicable, your representation should be filed as an exhibit to the registration statements. Refer to the
      Instructions to Item 8.A.4 of Form 20-F.
       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameSuqin Li
                                                            Division of
Corporation Finance
Comapany NameMajestic Ideal Holdings Ltd
                                                            Office of
Manufacturing
October 26, 2023 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName